Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended

March 31, 2006 and March 31, 2005

(Unaudited)

The interim Consolidated Financial Statements for the three month periods ended March 31 have not been reviewed by an auditor.

Management’s responsibility for financial reporting

The accompanying unaudited interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) of Alliance Atlantis Communications Inc. (“the Company”) are the responsibility of management and have been approved by the Board of Directors.

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Company maintains a system of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the unaudited interim consolidated financial statements and MD&A. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets periodically with management, as well as the independent external auditors, to discuss internal controls over the financial reporting process and financial reporting issues. The Committee reviews the unaudited interim consolidated financial statements and the MD&A and reports its findings to the Board for consideration when the Board approves the unaudited interim consolidated financial statements and the MD&A for issuance to the shareholders.

May 11, 2006

Phyllis Yaffe	David Lazzarato
Chief Executive Officer	Executive Vice President and
Chief Financial Officer

Alliance Atlantics Communications Inc.

Consolidated Balance Sheets

(unaudited)

(in millions of Canadian dollars)

	March 31, 2006	December 31, 2005	March 31, 2005
Assets
Cash and cash equivalents	68.5	110.6	100.1
Accounts and other receivables	331.3	343.4	322.9
Investment in film and television programs (note 2)	593.9	578.9	580.0
Property and equipment	38.0	39.7	42.7
Investments	6.8	6.8	15.8
Future income taxes	79.0	87.1	120.4
Other assets	14.8	14.4	22.4
Loans receivable from tax shelters	97.5	97.2	100.3
Broadcast licences	106.0	106.0	108.7
Goodwill (note 5 and 9)	204.3	202.8	210.1
	1,540.1	1,586.9	1,623.4
Liabilities
Revolving credit facilities (note 3)	26.5	33.0	—
Accounts payable and accrued liabilities (note 10)	463.7	504.1	518.7
Income taxes payable	31.4	38.5	48.2
Deferred revenue	35.7	31.4	33.0
Term loans (note 4)	408.4	409.5	486.2
Tax shelter participation liabilities	97.5	97.2	100.3
Minority interest	58.7	59.9	60.1
	1,121.9	1,173.6	1,246.5
Shareholders’ Equity
Share capital and other (note 6)	726.7	732.7	730.6
Deficit	(301.4)	(310.3)	(349.3)
Cumulative translation adjustments	(7.1)	(9.1)	(4.4)
	418.2	413.3	376.9
	1,540.1	1,586.9	1,623.4

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Alliance Atlantics Communications Inc.

Consolidated Statements of Earnings

For the three months ended March 31,

(unaudited)

(in millions of Canadian dollars – execept per share amounts)

	2006	2005
Revenue
Broadcasting	69.7	62.5
Entertainment	101.1	101.7
Motion Picture Distribution	100.6	100.3
Corporate and Other	—	0.3
	271.4	264.8
Direct operating expenses	181.6	186.5

Direct profit

Broadcasting	37.4	32.3
Entertainment	36.3	35.5
Motion Picture Distribution	16.1	10.2
Corporate and Other	—	0.3
	89.8	78.3
Operating expenses
Selling, general and administrative	37.8	39.7
Stock based compensation	3.6	(0.1)
	41.4	39.6
Earnings (loss) before undernoted
Broadcasting	20.1	16.1
Entertainment	32.6	31.2
Motion Picture Distribution	6.2	(1.7)
Corporate and Other	(10.5)	(6.9)

	48.4	38.7

Amortization

	2.7	3.7

Interest (note 7)

	6.3	5.5

Equity losses in affiliates

	0.1	—

Minority interest

	4.6	(1.7)
Earnings from operations before undernoted	34.7	31.2

Foreign exchange (gains) losses

	(0.7)	1.3
Earnings before income taxes	35.4	29.9

Provision  for income taxes

	13.9	6.7
Net earnings for the period	21.5	23.2
Earnings per Common Share (note 8)
Basic	$0.50	$0.53
Diluted	$0.49	$0.52

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Alliance Atlantics Communications Inc.

Consolidated Statements of Deficit

For the three months ended March 31,

(unaudited)

(in millions of Canadian dollars)

	2006	2005
Deficit – beginning of period	(310.3)	(372.5)
Net earnings for the period	21.5	23.2
Shares repurchased and cancelled under issuer bid (note 6)	(12.6)	—
Deficit – end of period	(301.4)	(349.3)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Alliance Atlantics Communications Inc.

Consolidated Statements of Cash Flows

For the three months ended March 31,

(unaudited)

(in millions of Canadian dollars)

	2006	2005
Cash and cash equivalents provided by (used in) Operating activities
Net earnings for the period	21.5	23.2
Items not affecting cash
Amortization of film and television programs (note 9f)	90.1	91.7
Amortization of development costs	—	0.6
Amortization of property and equipment	2.7	2.6
Amortization of other assets	0.6	0.9
Equity losses in affiliates	0.1	—
Minority interest	4.6	(1.7)
Future income taxes	8.1	8.0
Unrealized net foreign exchange (gains) losses	(1.3)	0.8
Non-cash stock based compensation	1.0	0.7
Investment in film and television programs (note 9f)	(103.5)	(103.5)
Net changes in other non-cash balances related to operations	(30.0)	24.8
	(6.1)	48.1
Investing activities
Purchases of property and equipment	(1.0)	(1.6)
Long-term investments	—	0.6
	(1.0)	(1.0)
Financing activities
Repayment of revolving credit facility	(6.5)	—
Repayment of term loans	(2.6)	—
Distributions paid to minority interest	(5.8)	(5.6)
Issue of share capital	3.7	4.2
Shares purchased and cancelled under issuer bid	(24.3)	—
	(35.5)	(1.4)
Effect of exchange rate changes on cash and cash equivalents	0.5	(0.6)
Change in cash and cash equivalents	(42.1)	45.1
Cash and cash equivalents – beginning of period	110.6	55.0
Cash and cash equivalents – end of period	68.5	100.1

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Alliance Atlantis Communications Inc.

Notes to Consolidated Financial Statements

March 31, 2006

(unaudited)

(in millions of Canadian dollars - except share and per share amounts)

1. Nature of Business and Significant Accounting Policies

The Company is a broadcaster, creator and distributor of filmed entertainment content. As described in note 9, the Company’s three principal business activities are Broadcasting, Entertainment and Motion Picture Distribution. Broadcasting consists of the Company’s controlling ownership interest in and operation of 13 Canadian specialty television channels. Entertainment includes the Company’s 50% interest, as co-owner and co-producer, of the CSI franchise. Entertainment also licences the Company’s library of approximately 1,000 titles representing approximately 5,500 hours of programming rights to broadcasters, distributors and other users in various territories throughout the world. Motion Picture Distribution acquires and distributes films and television programs in Canada, the United Kingdom and Spain. The Company’s Motion Picture Distribution business is carried out through its 51% indirect ownership interest in Motion Picture Distribution Limited Partnership (“Distribution LP”). Movie Distribution Income Fund (“the Fund”), which is traded on the Toronto Stock Exchange (“TSX”) under the symbol FLM.UN, indirectly owns the remaining 49% limited partnership interest in Distribution LP. The Company consolidates the operations of Distribution LP into its results with a provision for minority interest.

Basis of presentation The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1751, “Interim Financial Statements.” Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2005, as set out in the Company’s December 2005 Corporate Report.

In the opinion of management, these statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The unaudited interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2005, except as described below:

Derivative Financial Instruments The Company has entered into an interest rate swap agreement to manage its exposure to movements in interest rates on its floating interest rate term loans (see note 4).

The Company has determined that the interest rate swap is an effective hedge, both at inception and over the term of the related loans, as the term of maturity, the notional principal amount and the interest rate basis of the interest rate swap agreement match the terms of the debt being hedged.

The interest rate swap agreement involves the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment to interest expense on the hedged term loans. The related amount payable to or receivable from the interest rate swap counterparty is included as an adjustment to accrued interest. Unrealized gains or losses resulting from market movements in interest rates are not recognized in earnings.

Realized and unrealized gains or losses associated with derivative financial instruments designated as a hedge, which have been terminated or cease to be effective prior to maturity, would be deferred under other assets or liabilities on the consolidated balance sheets and are recognized in earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative financial instrument is recognized in earnings immediately.

Non-monetary Transactions   In June 2005, the CICA issued Handbook Section 3831, “Non-monetary Transactions”. This standard supersedes CICA Handbook Section 3830, “Non-monetary Transactions” and requires all non-monetary transactions to be measured at the fair value of the asset given up or asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance approach differs from the prior approach related to the culmination of the earnings process as a test for fair value measurement. The commercial substance requirement is met when an entity’s future cash flows are expected to change significantly as a result of the transaction. This standard was effective for transactions initiated in fiscal periods beginning on or after January 1, 2006. The adoption of this standard did not have a material impact on the Company’s results of operations and financial position.

2. Investment in Film and Television Programs

	Broadcasting	Entertainment	Motion Picture Distribution	Total
March 31, 2006
Theatrical Release
Released, net of accumulated amortization	—	7.1	101.6	108.7
Not released	—	—	14.4	14.4
Advances on unreleased films	—	—	24.3	24.3
Acquired library, net of accumulated amortization	—	—	17.0	17.0
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	185.1	32.4	217.5
Acquired library, net of accumulated amortization	—	12.5	—	12.5
Programs in progress	—	3.1	—	3.1
Broadcasting rights, net of accumulated amortization	196.4	—	—	196.4
	196.4	207.8	189.7	593.9

	Broadcasting	Entertainment	Motion Picture Distribution	Total
December 31, 2005
Theatrical Release
Released, net of accumulated amortization	—	9.7	102.0	111.7
Not released	—	—	17.1	17.1
Advances on unreleased films	—	—	13.3	13.3
Acquired library, net of accumulated amortization	—	—	17.6	17.6
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	174.3	31.3	205.6
Acquired library, net of accumulated amortization	—	12.9	—	12.9
Programs in progress	—	5.2	—	5.2
Broadcasting rights, net of accumulated amortization	195.5	—	—	195.5
	195.5	202.1	181.3	578.9

	Broadcasting	Entertainment	Motion Picture Distribution	Total
March 31, 2005
Theatrical Release
Released, net of accumulated amortization	—	13.0	111.4	124.4
Not released	—	—	16.6	16.6
Advances on unreleased films	—	—	16.3	16.3
Acquired library, net of accumulated amortization	—	—	18.1	18.1
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	173.6	22.0	195.6
Acquired library, net of accumulated amortization	—	18.6	—	18.6
Programs in progress	—	2.3	—	2.3
Broadcasting rights, net of accumulated amortization	188.1	—	—	188.1
	188.1	207.5	184.4	580.0

3. Revolving Credit Facilities

	March 31, 2006	December 31, 2005	March 31, 2005
Revolving credit facility – authorized	175.0	175.0	175.0
Revolving credit facility – drawn	—	—	—
Revolving credit facility – available	147.8	147.8	148.1
Distribution LP revolving credit facility – authorized	25.0	25.0	25.0
Distribution LP revolving credit facility – drawn	—	—	—
Distribution LP revolving credit facility – available	25.0	25.0	25.0
Distribution LP revolving term credit facility – authorized	50.0	50.0	50.0
Distribution LP revolving term credit facility – drawn	26.5	33.0	—
Distribution LP revolving term credit facility – available	23.5	17.0	50.0

(a) Revolving credit facility:

The revolving credit facility will mature on December 20, 2009. The facility is redeemable in all or in part at the option of the Company under certain conditions.

Advances under the revolving credit facility bear interest at the Banker’s Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points.

Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the revolving credit facility.

As at March 31, 2006, the Company, excluding Distribution LP, had unused credit facilities aggregating $147.8 (December 31, 2005 - $147.8; March 31, 2005 - $148.1) net of outstanding letters of credit of $27.2 (December 31, 2005 - $27.2; March 31, 2005 - $26.9).

The availability of the revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios and certain other covenants.

(b) Distribution LP revolving credit facilities:

The Distribution LP revolving credit facility, which is non-recourse to the Company as the parent of Distribution LP, provides up to $25.0 in borrowings bearing interest at either the Canadian prime rate and the U.S. base rate plus a margin of 100 to 200 basis points or the Bankers’ Acceptance rate and the LIBOR rate plus a margin of 200 to 300 basis points. The facility is a 364-day facility that can be extended for a further 364 days upon request and upon consent of lenders holding at least two-thirds of the revolving credit facility commitment. During 2005, the facility was extended for a further 364 days with a maturity date of October 9, 2006.

The Distribution LP revolving term credit facility, which is non-recourse to the Company as the parent of Distribution LP, provides up to $50.0 in borrowings bearing interest at either the Canadian prime rate and the U.S. base rate plus a margin of 200 to 300 basis points or the Bankers’ Acceptance rate and the LIBOR rate plus a margin of 300 to 400 basis points. The Distribution LP revolving term credit facility matures on October 15, 2006.

Substantially all of the assets of Distribution LP and its wholly-owned subsidiaries have been pledged as security for borrowings under the revolving credit facility, revolving term credit facility and non-revolving term facility, discussed in note 4.

As at March 31, 2006, Distribution LP had unused credit facilities aggregating $48.5 (December 31, 2005 - $42.0; March 31, 2005 - $75.0).

The availability of the revolving credit facility and revolving term credit facility is subject to Distribution LP’s maintaining interest and consolidated indebtedness and net worth coverage ratios.

4. Term Loans

	March 31, 2006	December 31, 2005	March 31, 2005
Term Loan A Credit Facility bearing interest at the Banker’s Acceptance rate or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus up to 75 basis points, maturing December 20, 2009 (US$61.9) (December 31, 2005 - US$63.6; March 31, 2005 – US$108.6)	72.3	74.0	131.4
Term Loan B Credit Facility bearing interest at the Banker’s Acceptance rate or LIBOR rate plus a margin of 175 basis points, maturing December 20, 2011(US nil) (December 31, 2005 – US nil; March 31, 2005 – US$250.0)	—	—	302.4
Term Loan C Credit Facility bearing interest at the Banker’s Acceptance rate or LIBOR rate plus a margin of 150 basis points, maturing December 20, 2011(US$239.5) (December 31, 2005 – US$240.1; March 31, 2005 – US nil)	279.7	279.2	—
Distribution LP non-revolving term facility bearing interest at rates ranging from the Canadian prime rate and the US base rate plus a margin of 200 to 300 basis points and the Banker’s Acceptance rate and LIBOR plus a margin of 300 to 400 basis points, maturing October 15, 2006	50.0	50.0	50.0
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	5.3	5.1	0.9
Obligations under capital lease	1.1	1.2	1.5
	408.4	409.5	486.2

On December 21, 2005 the Company amended its existing credit facility agreement. The Term Loan B was replaced with Term Loan C. This amendment allows for greater flexibility regarding the use of available funds and reduced the interest rate margin by 25 basis points. The Company expensed professional fees of $0.4 in the fourth quarter of 2005 in connection with this amendment which were included in selling, general and administrative expenses in the consolidated statements of earnings (loss).

The principal amount of all advances under the US$ denominated Term Loan A and Term Loan C (formerly Term Loan B) Credit Facilities are being repaid in 19 and 27 consecutive quarterly installments, respectively, which commenced June 30, 2005.

Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the Term Loan A and C Credit Facilities.

The availability of Term Loan A and C Credit Facilities is subject to the Company maintaining interest and indebtedness coverage ratios and certain other covenants.

On April 22, 2005 and July 28, 2005, the Company made voluntary repayments on both the Term Loan A and C Credit Facilities totalling US$43.9 and US$8.1, respectively.

As a result of the April 22, 2005 and July 28, 2005 repayments, the remaining 15 and 23 principal installments on both Term Loan A and C Credit Facilities, respectively, were adjusted.

Effective March 15, 2006, the Company entered into an interest rate swap agreement whereby the Company pays interest at a fixed rate of 5.185% and receives a floating rate. The agreement is for a notional principal amount of US $225.0 and expires on December 20, 2011. Inclusive of the margin, the Company pays a rate of approximately 6.7% on this debt.

The Distribution LP non-revolving term facility, which is non-recourse to the Company as the parent of Distribution LP, is secured by substantially all of the assets of Distribution LP, including an assignment of Distribution LP’s rights in the principal distribution output agreements and a pledge of Distribution LP’s equity interests in each of its subsidiaries. Additionally, the obligations of Distribution LP under the credit agreement have been guaranteed by Movie Distribution Holding Trust (“Holding Trust”), a subsidiary of the Fund, and each of Distribution LP’s direct and indirect wholly-owned subsidiaries. Such guarantees are secured by, in the case of Holding Trust, a pledge of its equity interests in Distribution LP and Motion Picture Distribution Inc. (the general partner of Distribution LP) and, in the case of the subsidiaries, a charge over substantially all of their assets, including pledges of all equity interests held by them.

The availability of the non-revolving term facility is subject to Distribution LP’s maintaining interest and consolidated indebtedness and net worth coverage ratios.

Required principal repayments are as follows:

2006 (balance of year)	63.4
2007	14.8
2008	26.5
2009	34.3
2010	3.0
Thereafter	266.4
408.4

5. Business Acquisitions

On May 12, 2004 Distribution LP acquired 100% of the issued and outstanding shares of Aurum, a Spanish based company that distributes motion pictures in all media, for cash consideration of $55.2, which included $1.8 in cash expenses.

Distribution LP is pursuing resolution of certain matters relating to the acquisition of Aurum and potential recovery of certain amounts. The amount of recovery, if any, cannot be determined at this time but may be material. Any recovery will, in addition to contributing cash to Distribution LP, result in a change in the purchase price allocation that will principally go to reduce goodwill. Should the recovery be materially less than Distribution LP anticipates, an impairment of goodwill associated with the acquisition may be required. An arbitration procedure under the rules of the London Court of International Arbitration has been initiated pursuant to the terms of the agreement of purchase and sale. Distribution LP expects to have a determination from the arbitration during the current year.

6. Share Capital and Other

	Number of shares		Value of shares
	Class A Voting Shares	Class B Non-Voting Shares	Class A Voting Shares	Class B Non-Voting Shares	Contributed Surplus	Total
Balance, December 31, 2005	1,005,447	42,284,837	14.1	712.1	6.5	732.7
Shares issued from exercise of stock options and other employee programs	—	204,750	—	3.7	—	3.7
Stock option expense	—	—	—	—	0.8	0.8
Issuance of deferred share units	—	—	—	—	1.2	1.2
Shares purchased and cancelled under issuer bid	—	(694,300)	—	(11.7)	—	(11.7)
Balance March 31, 2006	1,005,447	41,795,287	14.1	704.1	8.5	726.7

The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder’s option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

At March 31, 2006, the Company held 24,869 Class B Non-Voting shares in treasury.

The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes Option-Pricing Model. The following is the average of the assumptions that were used for employee stock options granted during the quarter ended

March 31, 2006:  expected dividend yield of 0.0% (March 31, 2005 – 0.0%), weighted average expected volatility of 32.8% (March 31, 2005 – 37.8%), weighted average risk-free interest rate of 4.2% (March 31, 2005 – 3.8%) and weighted average expected life of 4.0 (March 31, 2005 – 5.0) years.

The weighted average fair value of the stock options granted during the three months ended March 31, 2006 was $11.05 per option. The resulting compensation expense relating to stock options during the three months ended March 31, 2006 was $0.8 (March 31, 2005 - $0.5). As the provisions of the CICA Handbook Section 3870, “Stock Based Compensation and Other Stock Based Payments” have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense on options granted subsequent to March 31, 2002 may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is recorded as an expense over the vesting period and additional options may be granted in future years.

During the quarter ended March 31, 2006, the Company repurchased 694,300 Class B Non-Voting Shares. The Class B Non-Voting shares were repurchased at an average price $34.94 per share and were cancelled. Of the total amount of $24.3 repurchased, $11.7 was applied to reduce capital stock based on the weighted-average stated capital per share with the excess of $12.6 being charged to retained earnings.

7.      Interest

	Three months ended March 31, 2006	Three months ended March 31, 2005
Revolving credit facilities	1.0	0.5
Term loans	7.1	6.2
Interest income net of other interest	(2.4)	(1.9)
	5.7	4.8
Amortization of deferred financing costs	0.6	0.7
	6.3	5.5

The weighted average interest rate for the three months ended March 31, 2006 was 6.1% (March 31, 2005 – 4.7%).

8. Earnings Per Common Share

The basic weighted average common shares outstanding for the three months ended March 31, 2006 were 43.3 million (2005 – 43.4 million).

The diluted weighted average common shares outstanding for the three months ended March 31, 2006 were 43.9 million (2005 – 44.2 million).

9. Segmented Information

The Company reports its results of operations in six reportable segments, grouped into three principal business activities representing broadcasting, the entertainment group and the motion picture distribution group. Broadcasting consists of the Company’s specialty television channels, which include ‘fact and fiction’ and ‘lifestyle’ programming. Entertainment historically developed, produced, acquired and distributed primetime television drama, children’s and documentary programming and in-house motion pictures. The Entertainment group no longer produces film or television programs, with the exception of the CSI franchise. The Entertainment group focuses its operations upon the acquisition of distribution and other rights to content. Entertainment comprises of two reportable segments: CSI and Other. CSI represents the Company’s interest in the three CSI television series: CSI: Crime Scene Investigation, CSI: Miami, and CSI: NY. Motion picture distribution consists of the Company’s indirect 51% limited partnership interest in Distribution LP, a motion picture distributor in Canada, the U.K. and Spain. The Fund indirectly holds the remaining 49% limited partnership interest in Distribution LP. The motion picture distribution group comprises three reportable segments: Domestic Distribution, Momentum and Aurum. Other business activities include the exhibition of motion pictures through Alliance Atlantis

Cinemas (“Cinemas”). Domestic Distribution includes the acquisition and distribution of film and television programs in Canada and Cinemas. Distribution LP holds a 51% interest in Cinemas, a partnership with Cineplex Entertainment LP that operates three movie theatres in Canada. Momentum includes the acquisition and distribution of film and television programs in the United Kingdom. Aurum includes the acquisition and distribution of film and television programs in Spain.

The Company’s interest in the three CSI television series as co-producer is accounted for as a 50% jointly controlled production.

The Company is responsible for its share of the production costs for the three CSI series, which is recorded as an increase in the Company’s investment in film and television programs, and is amortized in accordance with the individual film forecast method. Other direct operating expenses include distribution expenses (prints and advertising and other direct costs), third party participation costs, including royalties and residuals, and the co-producer’s share of net profits recognized by the Company arising from the CSI series. Reimbursements of previously incurred production costs are recorded when the contractual conditions for reimbursement are met, the amount is determinable and collection is reasonably assured. The amounts are collected over a period exceeding one year and are recorded at fair value as an increase in accounts receivable, a reduction of investment in film and television programs, and direct operating expense, to the extent the investment in the related television program is reduced to nil. These reductions result in sales of the CSI series generating higher margins for several quarters following recognition of the reimbursement.

The Company is the distributor of the CSI franchise for all territories outside the United States. These sales are recorded as revenue when the relevant revenue recognition criteria are met. The Company also recognizes revenues related to its 50% interest in the production for the first window United States network license fees upon delivery, and its 50% participation interest in United States after sales (including second window cable sales, weekend syndication, DVD, merchandising and licensing), net of distribution fees, expenses and third party participation costs, including royalties and residuals, as revenue when the amounts are reported to the Company by the co-producer. The co-producer holds the distribution rights for United States after sales.

Given the variability of timing in the recognition of revenues, costs, and reimbursements of previously incurred production costs associated with the CSI series, revenue, direct operating expenses and direct profit may vary significantly from period to period.

Entertainment - Other comprises the Company’s international distribution operations, which distributes both the Company’s library of produced titles, as well as titles acquired from third party producers to broadcasters, distributors, and other users in various territories throughout the world.

Corporate and Other activities primarily comprise corporate functions and historically the structured filmed entertainment financing business.

Management focuses on and measures the results of operations based on direct profit and earnings before undernoted as presented on the Company’s consolidated statements of earnings, provided by each business segment with the exception of the CSI segment. Management focuses on and measures the results of the CSI segment based on direct profit. Direct profit is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the film and television program or specialty television channel generating revenue. In the case of the Company’s entertainment and motion picture distribution businesses, these direct costs include the amortization and write off, if applicable, of investment in film and television programs and direct print and advertising costs incurred to earn revenue. In the case of Broadcasting, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian content program expenditure requirements mandated by condition of licence by the Canadian Radio-television and Telecommunications Commission. These include costs to create the on-air look and on-air promotion of programs. Earnings before undernoted is defined as direct profit less non-direct operating expenses, which include period costs that are not directly attributable to the film and television program or specialty television channel. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

(a) Information on the Company’s three principal business activities is as follows:

	Broadcasting	Entertainment	Motion Picture Distribution	Other	Total
Three months ended March 31, 2006
Goodwill	42.4	106.3	55.6	—	204.3
Total assets	427.1	639.0	371.8	102.2	1,540.1
Additions to property and equipment	0.2	0.1	0.2	0.5	1.0
Three months ended March 31, 2005
Goodwill	42.4	106.3	61.4	—	210.1
Total assets	426.9	672.1	420.9	103.5	1,623.4
Additions to property and equipment	0.5	—	0.2	0.9	1.6

Revenues, as presented on the consolidated statements of earnings for the quarter ended March 31, 2006 are net of intersegment sales of programming of $2.2 (March 31, 2005 - $5.5) from Motion Picture Distribution – Domestic Distribution to Broadcasting and $0.4 (March 31, 2005 – nil) from Entertainment – Other to Broadcasting.

(b) Information on reportable segments of the Motion Picture Distribution group is as follows:

	Domestic Distribution	Momentum	Aurum	Total
Three months ended March 31, 2006
Revenue	72.5	19.1	9.0	100.6
Direct profit	14.2	1.5	0.4	16.1
Earnings (loss) before undernoted	8.1	(1.1)	(0.8)	6.2
Goodwill	2.0	11.0	42.6	55.6
Total assets	158.4	92.6	120.8	371.8
Additions to property and equipment	0.2	—	—	0.2
Three months ended March 31, 2005
Revenue	70.9	20.6	8.8	100.3
Direct profit (loss)	10.0	(0.1)	0.3	10.2
Earnings (loss) before undernoted	0.7	(1.3)	(1.1)	(1.7)
Goodwill	2.0	12.3	47.1	61.4
Total assets	187.0	89.1	144.8	420.9
Additions to property and equipment	0.2	—	—	0.2

The following table outlines further revenue information on Motion Picture Distribution:

	Theatrical	DVD	Television	Total
Three months ended March 31, 2006
Domestic Distribution	15.2	45.3	12.0	72.5
Momentum Pictures	4.2	14.3	0.6	19.1
Aurum	2.5	3.0	3.5	9.0
	21.9	62.6	16.1	100.6
Three months ended March 31, 2005
Domestic Distribution	13.5	45.2	12.2	70.9
Momentum Pictures	5.0	9.7	5.9	20.6
Aurum	0.9	5.0	2.9	8.8
	19.4	59.9	21.0	100.3

Management does not focus on direct profit (loss) or earnings (loss) before undernoted using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, DVD and television distribution channels.

Included within the Domestic Distribution segment is information relating to Alliance Atlantis Cinemas:

	March 31, 2006	March 31, 2005
Revenue	1.8	3.1
Direct profit	—	0.4
Earnings before undernoted	—	0.2
Total assets	3.4	6.7

(c) Information on reportable segments of the Entertainment group is as follows:

	CSI	Other	Total
Three months ended March 31, 2006
Revenue	93.1	8.0	101.1
Direct profit	34.8	1.5	36.3
Three months ended March 31, 2005
Revenue	89.8	11.9	101.7
Direct profit (loss)	36.4	(0.9)	35.5

(d) Geographical information, based on customer location, is as follows:

	Three months ended March 31, 2006	Three months ended March 31, 2005
Revenue
Canada	151.6	143.9
United States	42.1	35.8
United Kingdom	21.1	22.4
Australia	15.6	17.2
Spain	10.2	11.3
Other Foreign	30.8	34.2
	271.4	264.8

All of the Company’s broadcasting licences and the majority of the Company’s capital assets are in Canada. The Company’s Broadcasting goodwill will be realized in Canada. The goodwill related to the Company’s Entertainment business will be realized from cash flows primarily outside of Canada, across various international territories. The goodwill and other intangibles arising from the acquisition of Aurum, relate to operations in Spain and the United Kingdom.

(e) A breakdown of the Company’s Broadcasting revenue is as follows:

	Three months ended March 31, 2006	Three months ended March 31, 2005
Subscriber	32.9	29.3
Advertising	36.1	32.2
Other	0.7	1.0
	69.7	62.5

(f) Supplemental cash flow information related to amortization of and investment in, film and television programs:

AMORTIZATION OF FILM AND TELEVISION PROGRAMS	Three months ended March 31, 2006	Three months ended March 31, 2005

Broadcasting	28.7	25.3
Entertainment	39.5	37.4
Motion Picture Distribution	21.9	29.0
	90.1	91.7

INVESTMENT IN FILM AND TELEVISION PROGRAMS	Three months ended March 31, 2006	Three months ended March 31, 2005

Broadcasting	(29.6)	(28.2)
Entertainment	(45.8)	(49.1)
Motion Picture Distribution	(28.1)	(26.2)
	(103.5)	(103.5)

(g) Goodwill activity for the three months ended March 31, 2006 and 2005 is as follows:

	Broadcasting	Entertainment	Motion Picture Distribution	Other	Total
December 31, 2005	42.4	106.3	54.1	—	202.8
Impact of currency exchange rates	—	—	1.5	—	1.5
March 31, 2006	42.4	106.3	55.6	—	204.3

December 31, 2004	42.4	106.3	64.5	—	213.2
Impact of currency exchange rates	—	—	(3.1)	—	(3.1)
March 31, 2005	42.4	106.3	61.4	—	210.1

10. Accounts Payable and Accrued Liabilities

	March 31, 2006	December 31, 2005	March 31, 2005
Trade payables	23.4	42.2	27.9
Program related payables	92.1	100.7	109.4
Distribution and participation liabilities	203.7	200.7	221.4
Other accrued liabilities	144.5	160.5	160.0
	463.7	504.1	518.7

11. Seasonality

Results of operations for any period are dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

The CSI segment’s revenues are generally highest in the first, second, and fourth calendar quarters. Revenues in the first and fourth calendar quarter are driven primarily by deliveries of first window CSI episodes to US and other English language broadcasters. Second calendar quarter revenues are driven by international foreign language first window sales of CSI, which generally lag US and other English language sales. The other revenue streams, including second window revenues, DVD and merchandising and licensing, are less seasonal but can have significant variations from period to period.

Revenues in the Entertainment – Other segment are dependent on the timing and number of film and television programs delivered to broadcasters and do not necessarily correlate to broadcast seasons. Consequently, results of operations for this segment may fluctuate significantly from period to period.

For Broadcasting, advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company’s specialty television channels is earned relatively evenly throughout the year.

12. Recent Accounting Pronouncements

(a) Financial Instruments   In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. The section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

(b) Hedging   In January 2005, the CICA issued Handbook Section 3865, “Hedges”. The Section provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

(c) Comprehensive Income   In January 2005, the CICA issued Handbook Section 1530, “Comprehensive Income”. The section introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income, but in a transparent manner. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

13. Comparative Amounts

Certain amounts presented for the three months ended March 31, 2005 have been reclassified to conform to the presentation adopted in 2006.